March 26, 2007

U.S. Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Atten. J. Cannarella

Dear Mr. Cannarella:

Enclosed please find:

a)

Copy of our response letter submitted through the Edgar system

b)

Response to Comment 12 showing revised Standardized measure

c)

Booklet with response to comments 9 and 10 plus backup detail for b) above

(Note: Booklet not edgarized as it was voluminous and did not really answer the questions posed)

Sincerely,

/s/ F. Smith

F. Smith

Pres/CFO

Sonoran Energy, Inc, 14180 Dallas Parkway, Suite 400, Dallas TX 75254

Phone: 888-915-6449, Fax: 214-389-4860